Consulting Agreement

Agreement made this lst day of August, 1996 by and between Mendocino Brewing Company (California), a corporation (Company) and Dan Moldenhauer, (Consultant)

Consultant is an independent contractor willing to provide certain skills and abilities to the Company that the Company has need for.

In consideration of the mutual terms, conditions and covenants hereinafter set forth, Company and Consultant agree as follows:

1. The company hereby employs the Consultant as an independent contractor, and the Consultant hereby accepts employment.

2. The term of this Agreement shall commence on 1 August 1996 and shall terminate at the completion of the new brewery. After the first thirty (30) days of the term, either party may, without cause, terminate this Agreement by giving 30 days written notice to the other.

3. Company shall pay to Consultant and Consultant shall accept from the Company as compensation for all services and expenses to be provided pursuant to this Agreement, the sum of $3,200.00 per month payable 10 days after receiving the invoice.

4.  Consultant shall provide on an "as needed" basis the following services:
          To act as "Project Manager" for the new brewery, To provide adequate reports and project status.
          To provide required financial information.
Consultant shall devote such time, attention and energies as required.

5. Consultant is an independent contractor and may engage in other business activities provided, however, that Consultant shall not during the term of this Agreement solicit Company's employees or accounts on behalf of Consultant or another entity.

6. If Consultant becomes unable to perform services pursuant to this Agreement by reason of illness, incapacity or death, compensation shall cease upon the happening of the event.

7. Neither party may assign this Agreement without the express written consent of the other party.

8. Consultant is an independent contractor and nothing contained in this Agreement shall be deemed or interpreted to constitute the Consultant as a partner, agent or employee of the Company, nor shall either party have and authority to bind the other. Consultant will continue to serve as a member of the Board of Directors.

9. It is agreed between the parties that there are no other agreements or understandings between them relating to the subject matter of this Agreement. This Agreement supersedes all prior agreements, oral or written, between the parties and is intended as a complete and exclusive statement of the agreement between the parties. No change or modification of this Agreement shall be valid unless the same be in writing and signed by the parties.

10. All notices required or permitted to be given hereunder shall be in writing and may be delivered personally or by Certified Mail - Return Receipt Requested, postage prepaid, addressed to the party's last known address.

11. This Agreement shall be construed in accordance with and governed by the laws of the State of California.

INTENDING TO BE LEGALLY BOUND, the parties hereto have caused this Agreement to be executed as of the date first above written.

Mendocino Brewing Company
By  /s/ Michael Laybourn
        (Michael Laybourn)

/s/  Dan Moldenhauer
     (Dan Moldenhauer)